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23000895

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69237

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Huron Transaction Advisory LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 W Van Buren St, Suite 1700
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Edmiston	212-896-1616	redmiston@hcg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 S. Riverside Plaza, 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ryan Edmiston, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huron Transaction Advisory LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PERRY DONDRE STEVEN
Notary Public, State of New York
No. 01PE6368561
Qualified in New York County
Commission Expires December 18, 2025

Notary Public

Signature:

Title: CHIEF COMPLIANCE OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A Copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Huron Transaction Advisory LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huron Transaction Advisory LLC (the "Company") as of December 31, 2022 and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the accompanying supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Huron Transaction Advisory LLC's auditor since 2017.
Chicago, Illinois
February 14, 2023

Huron Transaction Advisory LLC
Statement of Financial Condition
As of December 31, 2022

		2022
ASSETS		
Current assets:		
Cash	$	558,554
Client receivables, net		3,625,026
Receivables from affiliates		459,435
Prepaid expenses and other current assets		36,090
Total current assets	$	4,679,105
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	40,139
Total current liabilities	$	40,139
Member's equity		
Additional paid-in capital		285,816
Retained earnings		4,353,150
Total member's equity		4,638,966
Total liabilities and member's equity	$	4,679,105

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory LLC
Statement of Income
For the Year Ended December 31, 2022

		2022
Revenues and reimbursable expenses:		
Revenues	$	10,080,423
Reimbursable expenses		211,702
Total revenues and reimbursable expenses		10,292,125
Direct costs and reimbursable expenses:		
Direct costs		90,267
Reimbursable expenses		211,702
Total direct costs and reimbursable expenses		301,969
Operating expenses:		
Promotion and marketing		15,000
Consulting		76,425
Regulatory filing fees		71,627
Other expenses		21,071
Total operating expenses		184,123
Net income	$	9,806,033

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory LLC
Statement of Change in Member's Equity
For the Year Ended December 31, 2022

	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2021	$ 285,816	$ 6,497,117	$ 6,782,933
Net income	-	9,806,033	9,806,033
Dividends paid	-	(11,950,000)	(11,950,000)
Balance at December 31, 2022	$ 285,816	$ 4,353,150	$ 4,638,966

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

		2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,806,033
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in client receivables, net		(3,302,092)
Change in affiliate receivables / payable, net		152,843
Increase in other assets		(34,192)
Increase in accounts payable and accrued expenses		12,766
Decrease in unearned revenue		(133,823)
Net cash provided by operating activities		6,501,535
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(11,950,000)
Net cash used in financing activities		(11,950,000)
Net decrease in cash		(5,448,465)
Cash, beginning of year		6,007,019
Cash, end of year	$	558,554

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory LLC (the "Firm"), a wholly owned subsidiary of Huron Consulting Group Inc., is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not effect transactions in commodities, commodity futures, or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; or permit its personnel to exercise discretion over customer accounts.

Financial Statement Presentation

The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and the standards of the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Client Receivables, Net

Client receivables, net is comprised of accounts receivable and unbilled services, net of allowances. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. The client receivables balance, net, as of December 31, 2022 and December 31, 2021 was $3,625,026 and $322,934. Of the $3,625,026 client receivables, net as of December 31, 2022, $126,696 related to accounts receivable, net and $3,498,330 related to unbilled services, net. Management believes that, based on industry practice and collection history, the client receivables balance at December 31, 2022 was not collectible in full, and accordingly, a total allowance for losses on client receivables of $94,450 was recorded against gross client receivables and unbilled services.

Unearned Revenue

Client prepayments and retainers are classified as unearned revenues and recognized in future periods as related performance obligations are satisfied in accordance with the applicable engagement agreement. Our unearned revenue balance as of December 31, 2022 and December 31, 2021 was $0 and $133,823, respectively. For the year ended December 31, 2022, $133,823 of revenues recognized were included in the deferred revenue balance as of December 31, 2021.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken

for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2022.

Revenue Recognition

Revenues represent fees charged to customers on transactions. Reimbursable expenses are costs incurred in providing services to the customers of the Firm.

The Firm generates revenues from providing professional services to clients. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, the Firm allocates the total transaction price to each performance obligation based on its relative standalone selling price, which is determined based on the overall pricing objectives, taking into consideration market conditions and other factors.

Revenue is recognized when control of the goods and services provided are transferred to customers and in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Firm satisfies the performance obligations. The Firm typically recognizes revenue for professional services at the point in time the related performance obligations are satisfied.

The Firm generates revenues under three types of billing arrangements: fixed-fee, time-and-expense, and performance-based.

In fixed-fee billing arrangements, the Firm agrees to a pre-established fee in exchange for a predetermined set of professional services. The Firm sets the fees based on estimates of the costs and timing for completing the engagements. The Firm generally recognizes revenues under fixed-fee billing arrangements using a proportionate performance approach, which is based on work completed to-date versus the estimates of the total services to be provided under the engagement. Estimates of total engagement revenues and cost of services are monitored regularly during the term of the engagement. If the estimates indicate a potential loss, such loss is estimated based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Time-and-expense billing arrangements require the client to pay based on the number of hours worked by the revenue-generating professionals of the Firm at agreed upon rates. The Firm recognizes revenues under time-and-expense arrangements as the related services are provided, using the right to invoice practical expedient which allows the Firm to recognize revenue in the amount that the Firm has a right to invoice based on the number of hours worked and the agreed upon hourly rates.

In performance-based billing arrangements, fees are tied to the attainment of contractually defined objectives. The Firm recognizes revenue under performance-based billing arrangements using the following steps: 1) estimate variable consideration using a probability-weighted assessment of the fees to be earned, 2) apply a constraint to the estimated variable consideration to limit the amount that could be reversed when the uncertainty is resolved (the "constraint"), and 3) recognize revenue of estimated variable consideration, net of the constraint, based on work completed to-date versus the estimates of the total services to be provided under the engagement.

Provisions are recorded for the estimated realization adjustments on all engagements, including engagements for which fees are subject to review by the bankruptcy courts.

NOTE 2 - Allowance for Doubtful Accounts

Client receivables are presented on the balance sheet net of estimated uncollectible amounts. The Firm records an allowance for estimated uncollectible accounts in an amount approximating expected losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Firm recorded an allowance for doubtful accounts of $94,450 as of December 31, 2022. In 2022, the Firm recognized $0 of bad debt expense.

NOTE 3 - Fair Value of Financial Instruments

The Firm's financial instruments are cash, client receivables, accounts payable, and unearned revenues for which recorded values approximate fair values based on their short-term nature.

NOTE 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2022, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2022, the Firm had net capital of $518,415, which was $513,415 in excess of its required net capital of $5,000. The Firm's ratio of aggregated indebtedness to net capital was 0.08 to 1 at December 31, 2022.

NOTE 5 - Expense Agreement

The Firm has an expense agreement with two affiliates, Huron Consulting Services, LLC and Huron Consulting Group Inc. (collectively, the "Affiliates") whereby the Firm makes use of a portion of the Affiliates' office and support personnel which does not cause the affiliate to incur significant, if any, additional costs and expenses. The Affiliates have adequate resources to incur and pay for such overhead costs in their ordinary course of business, and per the expense agreement, the Firm is not required to repay such amounts to the Affiliates, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm are funded by the Affiliates; such costs are charged to expense along with a related payable to Affiliates. In certain situations, the Firm may provide services to customers in conjunction with services provided by the Affiliates. In such cases, the customers may choose to pay the Affiliates for fees charged by both the Firm and the Affiliates. In such cases, the Firm will record revenue for services provided to the customer in accordance with its revenue recognition policy and a related receivable from Affiliates for the cash collected by the Affiliates on behalf of the Firm. As of December 31, 2022, the Firm recorded a net receivable from Affiliates balance of $459,435.

NOTE 6 - Clearing Agreement

The Firm is an introducing broker and clears all transactions for customers through one bank account. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2022, had no amounts or securities due to the account from unsettled trades. The amount of cash in the bank account was $558,554 at December 31, 2022.

NOTE 7 - Concentration of Credit Risk

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2022, there was $558,554 held at one financial institution exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash.

NOTE 8 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm and there are no contingencies regarding litigation or arbitration.

NOTE 9 - Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2022, were $15,000.

NOTE 10 - Major Customers

Revenues from institutional clients in excess of 10 percent of total Firm revenues are as follows:

Customer 1 - $3,617,217

Customer 2 - $3,362,500

Customer 3 - $1,753,207

NOTE 11 - Subsequent Events

The Firm's management has evaluated subsequent events through February 14, 2023, the date the financial statements were issued and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Huron Transaction Advisory LLC
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

		2022
Computation of Net Capital		
Total members' equity qualified for net capital	$	4,638,966
Less non-allowable assets:		
Client receivables, net		3,625,026
Receivables from affiliates		459,435
Prepaid expenses and other current assets		36,090
Net capital	$	518,415
Net capital requirement		5,000
Excess net capital	$	513,415
Net capital less 10% of aggregated indebtedness	$	514,401
Computation of Aggregate Indebtedness		
Aggregate indebtedness		40,139
Ratio: Aggregate indebtedness to net capital		0.08

NOTE: There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2022.

Huron Transaction Advisory LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Huron Transaction Advisory LLC (the "Company") has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Huron Transaction Advisory LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Huron Transaction Advisory LLC (the "Company") has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2022 to December 31, 2022 without exception.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Huron Transaction Advisory LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Huron Transaction Advisory LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, arranging financing opportunities for clients, and assisting clients in the sale of business units. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2022 without exception.

Management is responsible for compliance with 17 C.F. R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
February 14, 2023

Huron Transaction Advisory LLC
550 W Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory LLC's Exemption Report Required by Rule 17a-5 of the Securities and Exchange Commission

Huron Transaction Advisory LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Ryan Edmiston, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ryan Edmiston, Chief Compliance Officer
Huron Transaction Advisory LLC

February 14, 2023
Date

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Member
Huron Transaction Advisory LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Huron Transaction Advisory LLC (the "Company") is responsible for its Form SIPC-7 and compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to the procedures performed and acknowledged that they are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to the procedures performed and acknowledged that they are appropriate for its intended purpose. No other parties have agreed to and acknowledged the appropriateness of the procedures. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report, and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective bank activity, noting no differences

2) Compared the total revenue amount reported on the audited Form X-17A-5 Part III (FOCUS REPORT) for the year ended December 31, 2022, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and underlying accounting records, noting no differences

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and underlying accounting records supporting the adjustments, noting no differences

5) Compared the amount of any overpayment applied to the current assessment with Form SIPC-7, on which it was originally computed, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

To the Member
Huron Transaction Advisory LLC

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 14, 2023